Mail Stop 4561

October 22, 2008

Daniel Cohen, President
Hotel Outsource Management International, Inc.
80 Wall Street, Suite 815
New York, New York 10005

> **Re:** **Hotel Outsource Management International, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 26, 2008**
> **File No. 333-153677**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed on March 31, 2008**
> **File No. 000-50306**

Dear Mr. Cohen:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1.   You have incorporated by reference certain Exchange Act reports but it appears that you have not made your periodic and current reports filed pursuant to Section 13 and Section 15(d) of the Exchange Act readily available and accessible on the company's website. Please explain why you believe that you are eligible to incorporate by reference pursuant to Instruction VII.F of Form S-1.

Inside Front Cover

2.	You state on the inside front cover and in Item 13 that the estimated expenses are $35,000 but disclose on page 42 under the plan of distribution that the expenses total approximately $50,000. Please advise or reconcile. Further, the estimated expenses do not appear to equal $.02 per share as you state on the front cover. Please advise.

Outside Front Cover

3.	Please advise as to whether you intend to use the prospectus before the effective date of the registration statement. If so, please provide the appropriate legend in accordance with Item 501(b)(10) of Regulation S-K.

Incorporation by Reference, page 43

4.	We note that the address for the U.S. Securities and Exchange Commission is 100 F Street, NE, Washington, DC 20549. Please make this correction.

Item 15. Recent Sales of Unregistered Securities, page 46

5.	You state that all sales of unregistered securities for the past three years have been previously reported. Please note that General Instruction VII to Form S-1 does not permit a company to incorporate this disclosure by reference. Disclose all sales of unregistered securities in the past three years in accordance with Item 701 of Regulation S-K and provide the following information:

- Provide the specific exemption that you relied upon in offering such securities without registration under the Securities Act of 1933. Also briefly disclose the facts upon which you relied in applying the exemption.

- Name the persons or identify the class of persons to whom the securities were sold.

- Name the underwriters, if any.

- As to the securities sold for cash, state the aggregate underwriting discounts or commissions.

Item 17. Undertakings, page 47

6.	Please advise as to why you have included the undertaking described in paragraph 4 of Item 17. It does not appear that this registration statement incorporates subsequent Exchange Act documents by reference.

Signatures

7.   The signature page does not indicate the officer who is signing as the company's controller or principal accounting officer. Note that any person who occupies more than one of the specified positions (e.g., Ms. Labandter) needs to indicate each capacity in which signatures are provided. See Instruction 2 to Signatures on Form S-1.

Form 10-K for the fiscal year ended December 31, 2007

Item 8A. Controls and Procedures, page 45

8.   You state that because of two material weaknesses identified in your internal control over financial reporting, management concluded that "while certain of our disclosure controls and procedures were effective, other disclosure controls and procedures were not effective…" as of December 31, 2007. It is unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. In future filings, please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.

9.   Please consider whether management's failure to timely file SEC filings impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007. We note that the Form 8-K filed on November 29, 2007 was untimely filed. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and *reported* within the time periods specified in the Commission's rules and forms.

10.   In future filings, please disclose in greater detail the nature of the material weaknesses identified in your disclosure. Disclose when the material weakness was identified, by whom it was identified and when the material weakness first began. Discuss the timeline for remediation of the material weakness and whether you expect any material costs associated with remediation.

Item 10. Executive Compensation, page 49

11.   The disclosure presented in this section is provided in a format that was superseded upon adoption of new rules in SEC Release 33-8732A, as modified in Release 33-8876. In addition, Release 33-8732A modified disclosure requirements for related person transactions, corporate governance matters and security ownership of directors and officers.

In the future, please refer to these releases and revise the Form 10-K and the definitive proxy statement on Schedule 14A accordingly.

Certifications, Exhibits 10.1. and 10.2

12.   Please revise the certifications by your Chief Executive Officer and Chief Financial Officer so they appear exactly as set forth in Item 601(b)(31) of Regulation S-K in future filings. In this regard, do not include the certifying individual's title at the beginning of the certifications nor change the wording of the text.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Jan Woo at (202) 551-3453. If you require further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile 212-480-0717
        Andrea I. Weinstein, Esq.
        Schonfeld & Weinstein, L.L.P.